UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F/A

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: March 20, 2025

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

[X]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Transparent Value Trust

3.	Securities and Exchange Commission File No.: 811-22309

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application	[X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

330 Madison Avenue, 10th Fl.

New York, New York 10017

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Julien Bourgeois

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3451

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .3 1a-2]:

Records of Investment Adviser:

Guggenheim Partners Investment Management, LLC

100 Wilshire Boulevard, 5th Floor

Santa Monica, California 90401

310-576-1270

Records of Distributor and Principal Underwriter:

Guggenheim Funds Distributors, LLC

227 West Monroe Street, 7th Floor

Chicago, IL 60606

312-357-0287

Records of Custodian:

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

212-495-1784

Records of Transfer Agent and Administrator:

MUFG Investor Services (US), LLC

805 King Farm Boulevard, Suite 600

Rockville, Maryland 20850

240-614-4800

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end	[ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Guggenheim Partners Investment Management, LLC

100 Wilshire Boulevard, 5th Floor

Santa Monica, California 90401

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Guggenheim Funds Distributors, LLC

227 West Monroe Street, 7th Floor

Chicago, IL 60606

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees): Not applicable.
(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes	[X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:

May 24, 2024

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the shareholder vote took place:

October 24, 2024

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes	[ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

October 25, 2024

(b)	Were the distributions made on the basis of net assets?

[X] Yes	[ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes	[ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes	[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? Not applicable.

[ ] Yes	[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes	[ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes	[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes	[X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not applicable.

(b)	Why has the fund retained the remaining assets? Not applicable.

(c)	Will the remaining assets be invested in securities? Not applicable.

[ ] Yes	[ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes	[X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability: Not applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities? Not applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $245,000

(ii)	Accounting expenses: $60,000

(iii)	Other expenses (list and identify separately): (a) Printing and mailing expenses: $52,200; (b) trustee expenses: $5,400; (c) professional expenses: $3,600.

(iv)	Total expenses (sum of lines (i)-(iii) above): $366,200

(b)	How were those expenses allocated?

Guggenheim Partners Investment Management, LLC (the investment adviser to each acquired series of Transparent Value Trust) and New Age Alpha Advisors, LLC (the investment adviser to each acquiring series of New Age Alpha Funds Trust) bore the costs incurred with respect to the proposing and soliciting approval of the reorganizations of each series of Transparent Value Trust. The costs (e.g., brokerage commissions and transaction costs) of transitioning the portfolios of the acquired series of Transparent Value Trust prior to the reorganizations was borne by such series.

(c)	Who paid those expenses?

See immediately above.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

New Age Alpha Funds Trust

The series of Transparent Value Trust were reorganized into newly-formed series of New Age Alpha Funds Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-23945

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was filed as Appendix A to the registration statements on Form N-14 for New Age Alpha Funds Trust.

File Number(s)	Form Type Used	Filing Date
33 Act File No. 333-280903 40 Act File No. 811-23945	Form N-14 (Accession No. 0001999371-24-011296)	09/04/2024
33 Act File No. 333-280904 40 Act File No. 811-23945	Form N–14 (Accession No. 0001999371-24-011297)	09/04/2024

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

[Signature page follows]

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Transparent Value Trust, (ii) she is a Vice President and Chief Legal Officer of Transparent Value Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Amy J. Lee
Name:	Amy J. Lee
Title:	Vice President and Chief Legal Officer